MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
TELECOPIER	KEVIN J. MCGRAW
(212) 486-0701	ARTHUR L. PORTER, JR
JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

July 19, 2012

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:          Madison Venture Capital Group, Inc.
Form 10-12G
Filed May 9, 2012
File No. 000-54702

Dear Sir:

We represent Madison Venture Capital Group, Inc. (the “Company”).  We are replying on the Company’s behalf to the comment letter dated May 31, 2012.  We have set forth below each of the comments and our response to each of said comments.

General

1.           Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
●	Describe how and when a company may lose emerging growth company status;
●
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

●	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

The Amended Form 10-12G has been revised to add disclosures with respect to the Jumpstart Our Business Startups Act and a risk factor has been added with respect to our election pursuant to Section 102(b)(1).

Directors and Officers, page 15

2.           We note your statement on page 17, under subsection 8.  Revise to provide clarifying disclosure such as the person(s) involved, any sanctions(s) ordered and the regulatory authority that issued such order or sanctions(s).

The Amended Form 10-12G has been revised to clarify that no officer, director, significant employee or consultant of the Company has been subject of, or a party to, any sanction or order of  any self-regulatory organization.

Description of Registrant’s Securities to be Registered, page 21

3.           Please remove the statement that this section is “qualified in its entirety” by your certificate of incorporation and bylaws.  If any disclosure in this section is not an accurate representation of your corporate governance documents, please revise accordingly.

The statement that the section is “qualified in its entirety” has been removed from the Amended Form 10-12G.

Changes in and Disagreements with Accountants, page 31

4.           We received a letter from Berstein & Pinchuk LLP dated August 12, 2010, which stated that your relationship with them had ceased.  As such, please provide disclosures required by Item 304 of Regulation S-K regarding Bernstein & Pinchuk LLP (i) ceasing to be your independent accountant as of August 12, 2010 and (ii) their reappointment to audit your financial statements for the periods noted in their report dated May 8, 2012 on page F-8 or tell us why such disclosure is not required.

Bernstein & Pinchuk LLP terminated its relationship with the Company in August 2010, due to the inactivity of the Company.  At that time, the Company had ceased efforts directed towards completing its pending Form S-1 registration statement, including not responding to SEC Comments, and was not actively pursuing any business opportunities.  When the company decided to move forward with the present Form 10-12G which was filed on May 9, 2012, it reengaged Bernstein & Pinchuk LLP.  The Company and Bernstein & Pinchuk LLP have not had any disagreements on any matters of accounting principles or on any matters of accounting or financial disclosures.

The Amended Form 10-12G has been revised to provide the disclosures required by Item 304 of Regulation S-K with respect to Bernstein & Pinchuk LLP.

Financial Statements

General

5.           Please note the updating requirements of Article 8-08 of Regulation S-X.

The Amended Form 10-12G has been revised to include financial statements for the three month period ending March 31, 2012.

Please see also the attached Tandy letter from the Company.

If you have any questions please contact the undersigned.

Respectfully Submitted,

Mintz & Fraade, P.C.

By: /s/Alan P. Fraade
      Alan P. Fraade

APF:rge
Enclosure